EXHIBIT 99.A9.B

                               Exhibit 1(A)(5)(c)

                            Individual Insured Rider

                              WESTERN RESERVE LIFE
                              ASSURANCE CO. OF OHIO
                               ( A STOCK COMPANY)

                           Home Office: Columbus, Ohio
                   Administrative Office: Clearwater, Florida

                            INDIVIDUAL INSURED RIDER

--------------------------------------------------------------------------------

IN THIS RIDER, the Individual Insured is named on Page 4 of the Policy. The Individual Insured will be referred to as You or Your. Western Reserve Life Assurance Co. Of Ohio will be referred to as We, Our or Us.

--------------------------------------------------------------------------------

BENEFIT. We will pay to the Beneficiary the Face Amount of this Rider as shown on Page 4 of the Policy when we receive due proof that your death occurred while this Rider is in force.

CONSIDERATION.  This Rider is issued in consideration of:

1.   the application for this Rider; and
2.   the payment of the Initial Premium.

INCONTESTABILITY. This Rider shall be incontestable after it has been in force while you are still alive, for two years after the effective date of this Rider.

SUICIDE. If you die by suicide, while sane or insane, within two years after the effective date of this Rider, our liability shall be limited to an amount equal to the total monthly deductions for this Rider. However, in no event will this increase the total liability set forth in the Suicide Provision of the Policy to which this Rider is attached.

CONVERSION PRIVILEGE. On any Monthiversary while this Rider is in force, the Owner may exchange this Rider without evidence of insurability for a new policy on your life. Such new policy will be issued upon Written Notice subject to the following:

1.   the Rider has not reached the Anniversary nearest your 70th birthday; and
2.   the new policy is on any permanent plan of insurance then offered by us;
     and
3. the amount of insurance upon conversion will equal the Face Amount then in force under this Rider; and
4.   the payment of the premium based on your rate class under this Rider.

TERMINATION.  This Rider will terminate on the earliest of:

1.   the Maturity Date of the Policy;
2.   the date this Policy terminates;
3.   the date of conversion of this Rider;
4.   the Monthiversary on which this Rider is terminated by Written Notice;
5.   the Anniversary nearest your attained age 95.

GENERAL. This Rider is part of the Policy. It is subject to all the terms of this Rider and the Policy. This Rider has no cash value.

The monthly deduction for this Rider, for each of the first 12 policy months, is shown on Page 4 of the Policy. Monthly deductions after the first policy year will be calculated consistent with the Face Amount of this Rider and the Monthly Cost of Insurance Rates provision of the Policy to which this Rider is attached.

EFFECTIVE DATE. This Rider becomes effective on the same date as the Policy unless a later date is shown here.

                                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO


                                             /s/ WILLIAM H. GEIGER
                                                     Secretary